Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

August 22, 2007

Trading Symbol: TSX: RNG
Amex: RNO

Lundin Mining's Offer for Rio Narcea Securities Expired August 20, 2007

Toronto, Ontario – **Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or "the Company")** today announced that as of August 20, 2007, the final day of Lundin Mining's amended offer to acquire all of the Company's shares and warrants, 158,018,283 shares of the Company had been tendered in response to Lundin Mining's amended offer, which was announced on July 17, 2007. These shares represent approximately 93.1% of the Company's shares outstanding. In addition, 20,099,020 share purchase warrants had also been deposited in response to the amended offer. In combination, the shares and warrants tendered under the offer total approximately 92.9% of the Company's fully diluted shares outstanding. Under the terms of the amended offer, the Company's shareholders and warrant holders will receive CDN$5.50 for each share and CDN $1.04 for each warrant tendered to the bid.

Lundin Mining will now undertake a compulsory acquisition transaction under the Canada Business Corporations Act to take up the balance of the shares. Following the compulsory acquisition, the Company's shares will be delisted from the Toronto Stock Exchange and the American Stock Exchange.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of Canadian and United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include, but are not limited to, statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For further information please contact:

Michelle Roth
Roth Investor Relations, Inc.
Tel. +1 732 792 2200
Email: michelleroth@rothir.com

Web Site: www.rionarcea.com